UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated May 9, 2023 announcing results for the quarter ended March 31, 2023
●	First quarter 2023 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports First Quarter 2023 Financial Results

LONDON, May 9, 2023 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the first quarter 2023.

FINANCIAL HIGHLIGHTS

●	Q1 2023 revenue of $400.9 million, down 11% over the prior quarter
●	Q1 2023 adjusted EBITDA of $44.8 million, down 66% over the prior quarter
●	Q1 2023 adjusted EBITDA margins were down at 11.2% versus 29.1% in the prior quarter and 33.7%% in Q1 2022
●	Q1 2023 Adjusted EPS was $.05 versus $.39 in Q4 and $.88 in Q1-22
●	Gross debt declined to $400 million, down from $450 million in Q4 and $518 in Q1-22
●	Net debt declined to $55 million, down from $127 million in Q4 and $342 in Q1-22
●	$100 million available from our ABL facility completely undrawn in Q1
●	Total cash increased to $344 million, up from $323 million in Q4-22 and $176 million in Q1-22

BUSINESS HIGHLIGHTS

●	Finalizing two multi-year power contracts in Spain to provide competitive source of renewable energy to ramp up Spanish footprint
●	Investing in expansion of quartz mine in Spain to secure additional source of high quality quartz
●	Signed letter of intent to acquire additional quartz mine
●	Ready to start the third furnace in Polokwane resulting in total plant capacity of 55,000 tons
●	Continue to focus on battery and solar opportunities

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “We ended the first quarter with the lowest net debt level in the Company’s history and are on target to achieve a positive net cash position in the next couple of quarters.  This achievement was a result of well planned execution and our continued focus on optimizing our working capital.  Ferroglobe is at its strongest financial position since its inception.

“While the current macroeconomic environment is challenging, we are successfully managing through it and focused on positioning the Company for long-term success.  Vertical integration is an important part of our overall strategy, positioning Ferroglobe with a competitive advantage, enhancing our ability to control our supply chain and ensure access to quality materials.  In line with this strategy, we are currently in the process of expanding our capacity of high quality quartz reserves.  We are expanding our quartz mine in Spain and we have also signed a letter of intent to acquire a new high quality quartz mine.  High quality quartz is the most important raw material used in the production of high purity silicon metal.

“We are finalizing two multi-year energy contracts that will provide us with access to 100% renewable energy at competitive rates.  These contracts affirm our commitment to clean energy as well as enabling us to ramp up production in Spain.

“As we discussed on our fourth quarter earnings call, the market has weakened in the first quarter and we believe it is currently at trough levels.  Global economic conditions remain challenging with weak overall pricing and soft demand.  We expect some improvement in the second quarter, continuing into the second half, in line with our 2023 estimations.  Accordingly, we are reiterating our guidance for the full year of adjusted EBITDA of $270 to $300 million,” concluded Dr. Levi.

First Quarter 2023 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	%	%	Twelve Months Ended
$,000 (unaudited)	March 31, 2023	December 31, 2022	March 31, 2022	Q/Q	Y/Y	December 31, 2022

Sales	$400,868	$448,625	$715,265	(11%)	(44%)	$2,597,916
Raw materials and energy consumption for production	$(255,036)	$(289,572)	$(340,555)	(20%)	(25%)	$(1,285,086)
Energy consumption for production (PPA impact)	23,193	—	—			—
Operating profit (loss)	$44,454	$29,696	$211,130	50%	(79%)	$660,547
Operating margin	11.1%	6.6%	29.5%			25.4%
Adjusted net income attributable to the parent	$7,807	$75,896	$165,303	(90%)	(95%)	$572,630
Adjusted diluted EPS	$0.05	$0.39	$0.88			$3.04
Adjusted EBITDA	$44,767	$130,442	$241,119	(66%)	(81%)	$860,006
Adjusted EBITDA margin	11.2%	29.1%	33.7%			33.1%
Operating cash flow	$134,532	$118,059	$65,908	14%	104%	$405,018
Free cash flow[1]	$117,240	$103,507	$56,783	13%	106%	$353,244

Working Capital	$582,344	$705,888	$613,187	(18%)	(5%)	$705,888
Cash and Restricted Cash	$344,197	$322,943	$176,022	7%	96%	$322,943
Adjusted Gross Debt[2]	$399,723	$449,711	$518,093	(11%)	(23%)	$459,620
Equity	$658,490	$756,813	$475,477	(13%)	38%	$756,813
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at December 31, 2022 March 31, 2023 & March 31, 2022

Sales

In the first quarter of 2023, Ferroglobe reported net sales of $400.8 million, a decrease of 11% over the prior quarter and a decrease of 44% over the year-ago period.  The decrease in our first quarter results is primarily attributable to lower volumes across our product portfolio, and lower pricing in our main products. The $48 million decrease in sales over the prior quarter was primarily driven by silicon metal, which accounted for $23 million of the decrease, and manganese-based alloys, which accounted for $29 million, partially offset by an increase in silicon-based alloys, which accounted for $9 million.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $231.8 million in the first quarter of 2023 versus $289.6 million in the prior quarter, a decrease of 20%. As a percentage of sales, raw materials and energy consumption for production was 58% in the first quarter of 2023 versus 65% in the prior quarter. This variance was mainly due to the change in the fair value of a short-term power purchase agreement (PPA) that finalized on April 30, 2023 to hedge energy prices in Spain.

Net Income (Loss) Attributable to the Parent

In the first quarter of 2023, net profit attributable to the parent was $21.0 million, or $0.11 per diluted share, compared to a net profit attributable to the parent of $6.2 million, or $0.03 per diluted share in the fourth quarter.

Adjusted EBITDA

In the first quarter of 2023, adjusted EBITDA was $44,8 million, or 11% of sales, a decrease of 66% compared to adjusted EBITDA of $130.4 million, or 29% of sales in the fourth quarter of 2022. The decrease in the first quarter of 2023 adjusted EBITDA as a percentage of sales decrease is primarily attributable to a decrease in sales volumes, prices, and the indirect CO2 and energy compensation in France in December 2022.

Total Cash

The total cash balance was $344.2 million as of March 31, 2023, up $21.3 million from $322.9 million as of December 31, 2022.

During the first quarter of 2023, we generated positive operating cash flow of $134.8 million, had negative cash flow from investing activities of $17.3 million, and $96.2 million in negative cash flow from financing activities.

Total Working Capital

Total working capital was $582.3 million at March 31, 2023, decreasing from $705.9 million at December 31, 2022.  The $123.5 million decrease in working capital during the quarter was due to a decrease in trade and other receivables by $113.0 million and inventories by $83.0 million, partially offset by an increase in trade and other payables by $72.5 million.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “During the first quarter, we followed through on our commitment to optimize working capital, with a total release of $131 million, driven by inventories and trade receivables.  We continued to strengthen our balance sheet in the first quarter, achieving the lowest leverage in the company’s history with net debt of just $55 million.  We expect continued improvement to our balance sheet and project to get to net debt positive in the next couple of quarters.  With a strong balance sheet and improved cash flows, we are actively reviewing actions to optimize our capital structure and begin returning value to shareholders,” concluded Mrs. Garcia-Cos.

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2023	December 31, 2022	% Q/Q	March 31, 2022	% Y/Y	December 31, 2022
Shipments in metric tons:	36,942	39,459	(6.4)%	56,349	(34.4)%	209,342
Average selling price ($/MT):	4,351	4,655	(6.5)%	5,552	(21.6)%	5,332

Silicon Metal Revenue ($,000)	160,735	183,682	(12.5)%	312,850	(48.6)%	1,116,212
Silicon Metal Adj.EBITDA ($,000)	31,120	89,064	(65.1)%	151,661	(79.5)%	529,355
Silicon Metal Adj.EBITDA Mgns	19.4%	48.5%		48.5%		47.4%

Silicon metal revenue in the first quarter was $160.7 million, a decrease of 12.5% over the prior quarter.  The average realized selling price decreased by 6.5%, primarily due to a pricing market decline of 6.5% in the US and 8% in Europe. Total shipments decreased due to self-constraint of our European assets in response to the general demand slowdown. Adjusted EBITDA for silicon metal decreased to $31.1 million during the first quarter, a decrease of 65.1% compared with $89.1 million for the prior quarter. EBITDA margin in the quarter decreased mainly driven by the energy compensation in France in the fourth quarter of 2022.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2023	December 31, 2022	% Q/Q	March 31, 2022	% Y/Y	December 31, 2022
Shipments in metric tons:	49,100	39,847	23.2%	57,594	(14.7)%	204,076
Average selling price ($/MT):	2,756	3,182	(13.4)%	3,680	(25.1)%	3,694

Silicon-based Alloys Revenue ($,000)	135,320	126,793	6.7%	211,946	(36.2)%	753,857
Silicon-based Alloys Adj.EBITDA ($,000)	21,924	37,102	(40.9)%	78,411	(72.0)%	257,144
Silicon-based Alloys Adj.EBITDA Mgns	16.2%	29.3%		37.0%		34.1%

Silicon-based alloy revenue in the first quarter was $135.3 million, an increase of 6.7% over the prior quarter. The shipments increase by 23.2%, triggered by the restart of blast furnaces taking advantage of low energy prices. Adjusted EBITDA for the silicon-based alloys portfolio decreased to $21.9 million in the first quarter of 2023, a decrease of 40.9% compared with $37.1 million for the prior quarter. EBITDA margin decreased in the quarter mainly due to the decrease in sale prices.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended
	March 31, 2023	December 31, 2022	% Q/Q	March 31, 2022	% Y/Y	December 31, 2022
Shipments in metric tons:	46,867	61,917	(24.3)%	75,082	(37.6)%	295,589
Average selling price ($/MT):	1,316	1,466	(10.2)%	1,925	(31.6)%	1,778

Manganese-based Alloys Revenue ($,000)	61,677	90,770	(32.1)%	144,533	(57.3)%	525,557
Manganese-based Alloys Adj.EBITDA ($,000)	2,043	19,696	(89.6)%	20,371	(90.0)%	69,966
Manganese-based Alloys Adj.EBITDA Mgns	3.3%	21.7%		14.1%		13.3%

Manganese-based alloy revenue in the first quarter was $61.7 million, a decrease of 32.1% over the prior quarter. The average realized selling price decreased by 10.2% and total shipments decreased 24.3%. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $2.0 million in the first quarter of 2023, a decrease of 89.6% compared with $19.9 million for the prior quarter. EBITDA margin in the quarter decreased mainly driven by the energy compensation in France in the fourth quarter of 2022.

Russia – Ukraine War

The ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States, United Kingdom and European Union, among other countries, announced sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia. Sanctions imposed on coal and assimilated products such as anthracite and metallurgical coke have obliged Ferroglobe to redirect its sourcing of such products to other. New sourcing of carbon electrodes was put in place in 2022 allowing Ferroglobe to ensure supply continuity to its operations worldwide while maintaining compliance with applicable sanctions.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on May 10, 2023. Please dial-in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BI80b8c060e88c4ab7abcef347366e2149
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/xkwnauwt

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Anis Barodawalla
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2022
Sales	$400,868	$448,625	$715,265	$2,597,916
Raw materials and energy consumption for production	(255,036)	(289,572)	(340,555)	(1,285,086)
Energy consumption for production (PPA impact)	23,193	—	—	—
Other operating income	14,814	78,414	23,008	147,356
Staff costs	(67,543)	(76,431)	(81,986)	(314,810)
Other operating expense	(54,145)	(54,129)	(83,176)	(346,252)
Depreciation and amortization charges, operating allowances and write-downs	(17,990)	(20,547)	(21,109)	(81,559)
Impairment (losess) gain	246	(56,999)	—	(56,999)
Other gain (loss)	47	335	(317)	(19)
Operating profit	44,454	29,696	211,130	660,547
Net finance expense	(10,980)	(16,830)	(12,455)	(58,741)
Exchange differences	1,455	4,051	(4,393)	(9,995)
Profit before tax	34,929	16,917	194,282	591,811
Income tax (loss)	(9,461)	(7,775)	(43,495)	(147,983)
Profit for the period	25,468	9,142	150,787	443,828
Profit (loss) attributable to non-controlling interest	(4,477)	(2,943)	376	(3,514)
Profit attributable to the parent	$20,991	$6,199	$151,163	$440,314

EBITDA	$62,444	$50,243	$232,239	$742,106
Adjusted EBITDA	$44,767	$130,442	$241,119	$860,006

Weighted average shares outstanding
Basic	187,873	187,523	187,408	187,816
Diluted	189,629	188,949	188,583	189,625

Profit (loss) per ordinary share
Basic	$0.11	$0.03	$0.81	$2.34
Diluted	$0.11	$0.03	$0.80	$2.32

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	March 31,	December 31,	March 31,
	2023	2022	2022
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	223,447	111,797	188,407
Property, plant and equipment	497,557	486,247	548,862
Other non-current financial assets	14,702	14,186	3,977
Deferred tax assets	7,123	7,136	246
Non-current receivables from related parties	2,915	1,600	1,665
Other non-current assets	19,297	18,218	18,819
Non-current restricted cash and cash equivalents	2,175	2,133	2,220
Total non-current assets	796,918	671,019	793,898
Current assets
Inventories	417,042	500,080	362,298
Trade and other receivables	312,452	425,474	499,953
Current receivables from related parties	2,728	2,675	2,784
Current income tax assets	7,652	6,104	408
Other current financial assets	2	3	203
Other current assets	26,914	30,608	11,838
Assets and disposal groups classified as held for sale	1,088	1,067	—
Current restricted cash and cash equivalents	2,411	2,875	—
Cash and cash equivalents	339,611	317,935	173,802
Total current assets	1,109,900	1,286,821	1,051,286
Total assets	$1,906,818	$1,957,840	$1,845,184

EQUITY AND LIABILITIES
Equity	$658,490	$756,813	$475,477
Non-current liabilities
Deferred income	128,125	3,842	70,699
Provisions	50,937	47,670	57,858
Bank borrowings	15,590	15,774	3,360
Lease liabilities	11,744	12,942	10,636
Debt instruments	304,621	330,655	404,954
Other financial liabilities	39,276	38,279	38,674
Other Obligations	36,310	37,502	37,241
Other non-current liabilities	22	12	—
Deferred tax liabilities	35,272	35,854	35,423
Total non-current liabilities	621,897	522,530	658,845
Current liabilities
Provisions	146,501	145,507	159,386
Bank borrowings	31,462	62,059	95,359
Lease liabilities	7,492	8,929	7,869
Debt instruments	4,688	12,787	6,382
Other financial liabilities	43,950	60,382	62,141
Financial Instruments	79,331	—	—
Payables to related parties	2,377	1,790	8,685
Trade and other payables	147,150	219,666	249,064
Current income tax liabilities	48,326	53,234	21,208
Other Obligations	18,790	9,580	18,369
Other current liabilities	96,364	104,563	82,399
Total current liabilities	626,431	678,497	710,862
Total equity and liabilities	$1,906,818	$1,957,840	$1,845,184

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2022
Cash flows from operating activities:
Profit for the period	$25,468	$9,142	$150,787	$443,828
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	9,461	7,775	43,495	147,983
Depreciation and amortization charges, operating allowances and write-downs	17,990	20,547	21,109	81,559
Net finance expense	10,980	16,830	12,455	58,741
Exchange differences	(1,455)	(4,051)	4,393	9,995
Impairment losses	(246)	56,999	—	56,999
Net loss (gain) due to changes in the value of asset	(25)	(209)	(6)	(349)
Gain on disposal of non-current assets	(22)	(120)	302	459
Share-based compensation	1,905	1,941	1,807	5,836
Other adjustments	—	(6)	21	(91)
Changes in operating assets and liabilities				—
(Increase) decrease in inventories	86,275	41,566	(73,611)	(220,823)
(Increase) decrease in trade receivables	118,714	14,518	(121,767)	(72,558)
Increase (decrease) in trade payables	(73,864)	(130)	40,073	30,640
Other	(44,100)	(10,288)	(12,463)	(56,677)
Income taxes paid	(16,298)	(36,455)	(687)	(80,524)
Net cash provided (used) by operating activities	134,783	118,059	65,908	405,018
Cash flows from investing activities:
Interest and finance income received	668	257	68	1,520
Payments due to investments:
Other intangible assets	—	(918)	—	(1,147)
Property, plant and equipment	(17,960)	(13,891)	(9,193)	(52,153)
Other	—	—	—	6
Net cash (used) provided by investing activities	(17,292)	(14,552)	(9,125)	(51,774)
Cash flows from financing activities:
Payment for debt and equity issuance costs	—	(60)	—	(853)
Repayment of debt instruments	(26,283)	—	(4,943)	(111,106)
Increase/(decrease) in bank borrowings:				—
Borrowings	109,762	158,607	244,164	898,586
Payments	(141,900)	(168,230)	(237,627)	(919,932)
Amounts paid due to leases	(2,247)	(4,383)	(2,518)	(11,590)
Proceeds from other financing liabilities	—	—	—	38,298
Other amounts received/(paid) due to financing activities	(17,377)	—	38,298	678
Interest paid	(18,192)	(3,569)	(34,799)	(60,822)
Net cash (used) provided by financing activities	(96,237)	(17,635)	2,575	(166,741)
Total net cash flows for the period	21,254	85,872	59,358	186,503
Beginning balance of cash and cash equivalents	322,943	236,789	116,663	116,663
Exchange differences on cash and cash equivalents in foreign currencies	—	282	1	(6,506)
Ending balance of cash and cash equivalents	$344,197	$322,943	$176,022	$296,660
Cash from continuing operations	339,611	317,935	173,802	317,935
Current/Non-current restricted cash and cash equivalents	4,586	5,008	2,220	5,008
Cash and restricted cash in the statement of financial position	$344,197	$322,943	$176,022	$322,943

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2022
Profit attributable to the parent	$20,991	$6,199	$151,163	$440,314
Profit (loss) attributable to non-controlling interest	4,477	2,943	(376)	3,514
Income tax expense	9,461	7,775	43,495	147,983
Net finance expense	10,980	16,830	12,455	58,741
Exchange differences	(1,455)	(4,051)	4,393	9,995
Depreciation and amortization charges, operating allowances and write-downs	17,990	20,547	21,109	81,559
EBITDA	62,444	50,243	232,239	742,106
Impairment	(246)	56,999	—	56,999
Restructuring and termination costs	—	—	5,909	9,315
New strategy implementation	2,049	4,442	2,971	29,032
Pension Plan buyout	—	—	—	—
Subactivity	3,713	5,653	—	9,449
PPA Energy	(23,193)	—	—	—
Prior periods (loss)	—	13,105	—	13,105
Adjusted EBITDA	$44,767	$130,442	$241,119	$860,006

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2022
Profit attributable to the parent	$20,991	$6,199	$151,163	$440,314
Tax rate adjustment	(599)	4,591	6,931	36,604
Impairment	(175)	46,272	—	46,272
Restructuring and termination costs	—	—	4,797	7,562
New strategy implementation	1,459	3,606	2,412	23,568
Pension Plan buyout	—	—	—	—
Subactivity	2,644	4,589	—	7,671
PPA Energy	(16,513)	—	—	—
Prior periods (loss)	—	10,639	—	10,639
Adjusted profit attributable to the parent	$7,807	$75,896	$165,303	$572,630

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Twelve Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022	December 31, 2022
Diluted profit per ordinary share	$0.11	$0.03	$0.80	$2.32
Tax rate adjustment	(0.00)	0.02	0.04	0.19
Impairment	(0.00)	0.24	—	0.26
Restructuring and termination costs	—	—	0.03	0.04
New strategy implementation	0.01	0.02	0.01	0.13
Subactivity	0.01	0.02	—	0.04
PPA Energy	(0.09)	—	—	—
Prior periods (loss)	—	0.06	—	0.06
Adjusted diluted profit per ordinary share	$0.05	$0.39	$0.88	$3.04

Advancing Materials Innovation NASDAQ: GSM First Quarter 2023 Results May 10th, 2023

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated May 9, 2023 accompanying this presentation, which is incorporated by reference herein.

Q1 Business Review

OPENING REMARKS 4 BUSINESS HIGHLIGHTS $401 million SALES 11% Q/Q decrease $45 million ADJ. EBITDA 66% Q/Q decrease 11% ADJ. EBITDA MARGIN 18% decrease Q/Q $25 million NET INCOME $0.11 EPS 267% increase Q/Q $55 million NET DEBT 57% decrease Q/Q Q1 FINANCIAL HIGHLIGHTS $344 million CASH EQUIVALENTS 7% increase Q/Q REITERATE 2023 ADJUSTED EBITDA GUIDANCE $270 – $300 MILLION Implemented targeted actions to generate strong free cash flow Released $131 million in working capital driven by efficient management of inventories and trade receivables Approaching net cash positive Continued improvement to balance sheet with cash increasing to $344 million and net debt declining to $55 million, down 57% Q/Q Finalizing long-term power agreements in Spain Competitive multi-year power agreements will enable resumption of full operations in Spain utilising 100% renewable energy Well positioned to capitalize on strong growth prospects in battery and solar opportunities • Onshoring trend continues to drive criticality of high purity silicon metal outside of China used in the production of Solar technology and batteries • Silicon metal increasingly replacing graphite in electric vehicle batteries PROACTIVELY EXECUTING IN CHALLENGING MARKET ENVIRONMENT

1,500 2,500 3,500 4,500 5,500 6,500 7,500 8,500 9,500 10,500 11,500 US CRU spot - import EU CRU spot (5.5.3) • Silicon metal generated $31 million adjusted EBITDA by proactively managing assets in a challenging market • Volumes down 6.4%, due to shutdown in France as a result of our French energy agreement. Expect volumes to increase significantly as France resumes operations; and new incremental sales to Asia and Middle East • Average realized price down 6.5%, driven by lower market indexes in US and Europe • Costs were negatively impacted by lower energy compensation and increased idling costs • Positive signals in automotive. Chemical sector facing challenges driven by weak macroeconomic environment and oversupply in China 5 Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends 67,322 61,713 63,681 56,349 62,988 50,545 39,459 36,942 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 PRODUCT CATEGORY SNAPSHOT Silicon Metal

• Silicon-based alloys generated $22 million adjusted EBITDA driven by higher volumes • Weak demand in standard grades offset by strong specialty grades and foundry sales as a result of our strong leadership position • Volumes increased by 23.2% Q/Q as a result of steel manufacturers restarting capacity and growth in electrical steel • Avg. realized selling prices declined by 13.4% Q/Q due to a change in the product mix and the lag in the index price, primarily in the US • Costs were negatively impacted by lower energy and CO2 compensation • Continued caution in steel due to weak fundamentals in construction PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 6 65,222 55,863 60,078 57,594 57,658 48,977 39,847 49,100 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 500 1,500 2,500 3,500 4,500 5,500 FeSi US CRU spot - import FeSi EU CRU spot Sequential quarters Adj. EBITDA evolution ($m) Index pricing trends ($/mt) Volume trends

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 7 68,323 76,454 97,053 75,082 97,007 61,583 61,917 46,867 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 800 1,300 1,800 2,300 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot • Manganese-based alloys generated $2 million adjusted EBITDA by proactively managing assets in a challenging market (despite the narrowing in Mn spreads) • Volumes decreased 24.3% Q/Q due to shutdown in France as a result of our French energy agreement. Volumes expected to increase as France resumes operations • Avg. realized selling price declined 10.2% Q/Q due to low costs Indian imports and weak demand • Costs were negatively impacted by the earn-out provision, lower energy and CO2 compensation, partially offset by raw material costs • Continued caution in steel due to weak fundamentals in construction Index pricing trends ($/mt) Volume trends Sequential quarters Adj. EBITDA evolution ($m)

Q1 Financial Review

INCOME STATEMENT SUMMARY Q1-23 VS. Q4-22 9 • Solid adjusted EBITDA margins relative to historical levels, in-line with our expectations for 2023 • Other operating income declined in Q1 vs. Q4-22 due to lower income from energy compensation in France • Lower production in France is driving a reduction in staff related expenses • Energy consumption reflects fair value gains on short term energy hedging instruments • Finance expense continues to decrease as a result of lower debt levels Consolidated Income Statement ($'000) Q1-23 Q4-22 Q1-22 Q1/ Q4 Sales 400,868 448,625 715,265 (11%) Raw materials and energy consumption for production (255,036) (289,572) (340,555) 12% Energy consumption (PPA impact) 23,193 - - - Raw materials / sales % (excluding PPA) 64% 63% 163% 112% Raw materials / sales % 58% - - - Other operating incomes 14,814 78,414 23,008 (81%) Staff costs (67,543) (76,431) (81,986) 12% Other operating expense (54,145) (54,129) (83,176) (0%) Depreciation and amortization (17,990) (20,547) (21,109) 12% Impairment loss (gain) 246 (56,999) - 100% Operating profit/(loss) before adjustments 44,407 29,361 211,447 51% Others 47 335 (317) (86%) Operating profit/(loss) 44,454 29,696 211,130 50% Net finance expense (10,980) (16,830) (12,455) 35% FX differences & other gains/losses 1,455 4,051 (4,393) (64%) Profit (loss) before tax 34,929 16,917 194,282 106% Income tax (9,461) (7,775) (43,495) (22%) Profit (loss) 25,468 9,142 150,787 179% Profit/(loss) attributable to non-controlling interest (4,477) (2,943) 376 (52%) Profit (loss) attributable to the parent 20,991 6,199 151,163 239% EBITDA 62,444 50,243 232,239 24% Adjusted EBITDA 44,767 130,442 241,119 (66%) Adjusted EBITDA % 11% 29% 34%

ADJUSTED EBITDA BRIDGE Q1-23 VS. Q4-22 ($m) 10 • Average selling prices across core products decreased (4.5)% – Silicon Metal (6.5)%, Silicon-based alloys (13.4)% and Mn-based alloys (10.2)% • Volume across core products decreased (5.8)% – Silicon Metal (6.4)%, Si-based alloys 23.2% and Mn-based alloys (24.3)% • Cost impacted by lower energy and CO2 compensation $(40) million, an increase in idling costs due to lower production in France during Q1 $(9) million and annual maintenance $(10) million, partially offset by lower raw material costs of $18 million

518 500 431 450 400 342 194 194 127 55 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Gross Debt Net Debt 176 307 237 323 344 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Cash trends ($m) Adjusted gross and net debt ($m) CASH AND DEBT EVOLUTION 11 • Aiming a positive net cash position in the next couple of quarters • Net debt reduction of $72 million, as a result of cash generated in the quarter • Adjusted gross debt decreased by $50 million, driven by incremental buyback of Senior Notes and partial repayment of a Spanish Government loan

CASH FLOW SUMMARY 12 (1) Free cash flow is calculated as operating cash flow plus investing cash flow (2) EBITDA excludes the PPA Fair Value ($’000) Q1-23 Q4-22 Q1-22 EBITDA 39,251 (2) 50,243 232,239 Non-cash items (37,984) 20,815 2,204 Changes in Working Capital 131,125 55,954 (155,305) CO2 and Others 18,689 27,502 (12,543) Less Cash Tax Payments (16,298) (36,455) (687) Operating cash flow 134,783 118,059 65,908 Cash-flow from Investing Activities (17,292) (14,552) (9,125) Cash-flow from Financing Activities (96,237) (17,635) 2,575 Net cash flow 21,254 85,872 59,358 Total cash * (Beginning Bal.) 322,943 236,789 116,663 Exchange differences on cash and cash equivalents in foreign currencies - 282 1 Total cash * (Ending Bal.) 344,197 322,943 176,022 Free cash flow (1) 117,491 103,507 57,123 • Strong operating and free cash flow driven by working capital releases • Debt reduction strategy continued through the quarter with additional $26 million of 9 3/8% Senior Notes buyback and a partial repayment of $17m of a Spanish Government loan • Non-cash items includes the mark-to-market earn-out provision for the Mn-alloys segment and other provisions Key cash flow highlights

Corporate Updateb

GENERAL CORPORATE UPDATE 14 Ferroglobe is in the final stages of completing new long-term power agreements in Spain utilizing 100% renewable energy • --- A major step towards our goal of reducing our carbon footprint • --- Competitive pricing enables Ferroglobe to restart its Spanish operations, providing stable energy prices 3 2 1 New vertically integrated quartz capacity underway • --- Signed Letter of Intent to acquired new quartz mine • --- 300 Kt expansion of extremely high quality quartz at Serrabal mine in Spain Strategy Execution: Winning as One Ferroglobe • --- Engaging with Top 400 leaders over the past two months on strategy and culture transformation • --- Successful in engaging the workforce and positioning the company to accelerate strategy as One Ferroglobe

Q&A

Appendix ─ Supplemental Information

QUARTERLY SALES AND ADJUSTED EBITDA 17 34 86 86 241 303 185 130 45 Q2-21 Q3-21 Q4-21 Q1-22 Q2-22 Q3-22 Q4-22 Q1-23 Adjusted EBITDA Quarterly Sales $ millions Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Silicon Metal 158 152 187 313 356 264 184 161 Silicon Alloys 119 111 166 212 236 179 127 137 Mn Alloys 97 121 167 144 193 97 97 62 Other Business 45 43 50 46 56 53 40 41 Total Revenue 419 429 570 715 841 593 448 401

Adjusted gross debt March-23 18 Notes: 1. Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption 2. LBP and Bankinter Factoring excluded for comparison purposes 3. Other bank loans relates to COVID-19 relief loan received in France guaranteed by the French Government 4. Other government loans include primarily COVID-19 relief loan received in Canada from the Government for $5.0 million 5. SEPI loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic 6. NMTC program is a federal tax credit to help economically distressed communities attract private capital. Ferroglobe invested $9 million in the funding vehicle and net position is presented above ($´000) Current Non-current Total balance sheet Less operating leases1 Less LBP Factoring2 Less Bankinter Factoring3 Netting NMTC Gross debt Bank borrowings 31,462 15,590 47,052 - (23,537) (6,848) (9,909) 6,758 Lease liabilities 7,492 11,744 19,236 (18,805) - - - 431 Debt instruments 4,688 304,621 309,309 - - - - 309,309 Other financial liabilities 43,950 39,276 83,226 - - - - 83,226 Total 166,923 371,231 538,154 (18,805) (23,537) (6,848) (9,909) 399,723 ($´000) Gross debt Nominal Bank borrowings: PGE (3) 3,292 3,292 NMTC (6) 3,321 3,321 Others 145 145 6,758 6,758 Finance leases: Other finance leases 431 431 431 431 Debt instruments: Reinstated Senior Notes 349,359 345,057 Repurchase Bond (44,738) (44,738) Accrued coupon interest Repurchase Bond (704) (704) Accrued coupon interest 5,392 5,392 309,309 305,007 Other financial liabilities: Reindus loan 42,760 42,760 SEPI (5) 35,117 35,117 Canada an others loans (4) 5,349 5,349 83,226 83,226 Total 399,723 395,422

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